SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             HONDO OIL & GAS COMPANY
                             -----------------------
                                (Name of Issuer)

                           Common Stock, $1 par value
                         ------------------------------
                         (Title of class of securities)

                                   438138-10-9
                                 (CUSIP Number)

                           Rudolph H. Funke, Secretary
                                  Lonrho, Inc.
                                805 Third Avenue
                            New York, New York 10022
            ---------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                               September 27, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)




                               Page 1 of 28 Pages



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CUSIP No. 438138-10-9          Page 2 of 28 Pages


Response to Question   1:        Lonrho Plc
Response to Question   2:        (a)
Response to Question   3:        SEC USE ONLY
Response to Question   4:        BK, OO
Response to Question   5:        N/A
Response to Question   6:        Great Britain
Response to Question   7:                 0
Response to Question   8:        10,544,596           (shared with subsidiaries)
Response to Question   9:                 0
Response to Question 10:         10,544,596           (shared with subsidiaries)

Response to Question 11:         10,544,596           (includes all shares owned
                                                       by all group members)
Response to Question 12:         N/A
Response to Question 13:         76.5%
Response to Question 14:         HC;CO




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CUSIP No. 438138-10-9          Page 3 of 28 Pages


Response to Question   1:        Thamesedge Ltd.
Response to Question   2:        (a)
Response to Question   3:        SEC USE ONLY
Response to Question   4:        OO
Response to Question   5:        N/A
Response to Question   6:        Great Britain
Response to Question   7:          783,396
Response to Question   8:        9,761,200            (shared with parent and
                                                       subsidiaries)
Response to Question   9:          783,396
Response to Question 10:         9,761,200            (shared with parent and
                                                       subsidiaries)
Response to Question 11:        10,544,596            (includes all shares owned
                                                       by all group members)
Response to Question 12:         N/A
Response to Question 13:         76.5%
Response to Question 14:         HC;CO


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CUSIP No. 438138-10-9          Page 4 of 28 Pages

Response to Question   1:        Lonrho, Inc.
Response to Question   2:        (a)
Response to Question   3:        SEC USE ONLY
Response to Question   4:        AF
Response to Question   5:        N/A
Response to Question   6:        Delaware
Response to Question   7:                 0
Response to Question   8:         9,761,200       (shared with parent companies
                                                   and a subsidiary)
Response to Question   9:                 0
Response to Question 10:          9,761,200       (shared with parent companies
                                                   and a subsidiary)
Response to Question 11:          9,760,200       (may be deemed to beneficially
                                                   own all 10,544,596 shares
                                                   owned by group)
Response to Question 12:         X                (excludes 783,396 shares owned
                                                   by parent, another group
                                                   member)
Response to Question 13:         70.9%            (group's percentage ownership
                                                   is 76.5%)
Response to Question 14:         HC; CO


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CUSIP No. 438138-10-9          Page 5 of 28 Pages



Response to Question   1:         The Hondo Company
Response to Question   2:         (1)
Response to Question   3:         SEC USE ONLY
Response to Question   4:         OO
Response to Question   5:         N/A
Response to Question   6:         New Mexico
Response to Question   7:                  0
Response to Question   8:          9,761,200      (shared with parents)
Response to Question   9:                  0
Response to Question 10:           9,761,200      (shared with parents)
Response to Question 11:           9,761,200      (may be deemed to own all
                                                   10,544,596 shares owned
                                                    by group)
Response to Question 12:          X               (excludes 783,396 shares
                                                   owned by another group
                                                   member)
Response to Question 13:          70.9%           (group's percentage is 76.5%)
Response to Question 14:          CO

CUSIP No. 438138-10-9          Page 6 of 28 Pages


                                  INTRODUCTION

             This statement is being filed jointly by Lonrho Plc, Thamesedge Ltd., Lonrho, Inc. and The Hondo Company (collectively, the "Reporting Persons") with respect to their beneficial ownership of shares of Common Stock of Hondo Oil & Gas Company. Lonrho Plc is the parent of Thamesedge Ltd. ("Thamesedge") and, through Thamesedge and Thamesedge's wholly-owned subsidiary, Lonrho, Inc., the parent of The Hondo Company.

             Prior to October 7, 1994, Lonrho Plc, Lonrho, Inc. and The Hondo Company filed a joint statement (and amendments thereto) on Schedule 13D with Mr. Robert O. Anderson. Lonrho, Plc and Lonrho, Inc. determined to report separately from, in lieu of filing jointly with, The Hondo Company and Mr. Anderson. Accordingly, Lonrho Plc and Lonrho, Inc. filed, together with Scottsdale Princess, Inc. (at the time an indirect wholly-owned subsidiary of Lonrho, Plc which, at the time, held an option to acquire shares of The Hondo Company), a Schedule 13D on October 7, 1994 (the "Original Schedule 13D"). Those Reporting Persons subsequently filed Amendment No. 1 to their Schedule 13D on August 23, 1995 ("Amendment No. 1") and, jointly with The Hondo Company, Amendment No. 2 to their Schedule 13D on January 9, 1996 ("Amendment No. 2"). The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is referred to collectively as the "Schedule 13D". This Amendment No. 3 further amends the Schedule 13D and contains a complete restatement of the entire
Schedule 13D as if a new Schedule 13D were filed (except for previously filed exhibits).

             Since Amendment No. 2, (i) the shares of the Issuer's Common Stock owned directly by Lonrho Plc were transferred to Thamesedge Ltd and (ii) the interest of Scottsdale Princess, Inc. in The Hondo Company (and, consequently, its indirect interest in the Issuer) has been transferred to Lonrho, Inc. Accordingly, Scottsdale Princess is no longer a Reporting Person.

             All information contained in the Schedule 13D, as amended hereby, concerning Messrs. Robert O. Anderson, W. Phelps Anderson and Robert B. Anderson is to the best knowledge and belief of the Reporting Persons.

Item 1.      Security and Issuer
             -------------------

             This statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of Hondo Oil & Gas Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10375 Richmond Avenue, Suite 900, Houston, Texas 77042.

Item 2.      Identity and Background.
             -----------------------

             This statement is being filed by (a) Lonrho Plc, a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X


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CUSIP No. 438138-10-9          Page 7 of 28 Pages

7DL, England; (b) Thamesedge Ltd., a corporation organized under the laws of England, the principal business office of which is located at Four Grosvenor Place, London, SW1X 7DL, England ("Thamesedge"); (c) Lonrho, Inc., a Delaware corporation, the principal business office of which is located at 805 Third Avenue, New York, New York 10022; and (d) The Hondo Company, a New Mexico corporation, the principal business office of which is located at 410 East College Boulevard, Roswell, New Mexico 88201 ("Hondo Company"). Lonrho Plc, Thamesedge, Lonrho, Inc. and Hondo Company are referred to herein collectively as the "Reporting Persons."

             Lonrho Plc is a public company registered in England and listed on the London and Johannesburg stock exchanges. Lonrho Plc and its subsidiaries are engaged in a variety of activities, including mining, agriculture, motor vehicle and agricultural equipment distribution, manufacturing, freight forwarding and warehousing, printing and publishing and the ownership and management of property and hotels.

             Thamesedge, a wholly-owned subsidiary of Lonrho Plc, is a finance and investment company.

             Lonrho,  Inc.,  a  wholly-owned   subsidiary  of  Thamesedge  since
September 1996, is a holding company for the shares of The Hondo Company.

             Hondo Company is a holding company for the shares of the Issuer.

             As a result of their common control relationship, the Reporting Persons, may be deemed to be a "group" under Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act").

             The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the Reporting Persons are set forth in Appendix A hereto, and incorporated herein by reference.

             During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.



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CUSIP No. 438138-10-9          Page 8 of 28 Pages

Item 3.      Source and Amount of Funds or other Consideration.
             -------------------------------------------------

             (a) The shares of Common Stock beneficially owned by the Reporting Persons were acquired as follows:

                          (i)  Pursuant  to an  Exchange  Agreement  dated as of
October 28, 1987 among Hondo Company, Hondo Oil & Gas (a wholly-owned subsidiary of Hondo Company) and the Issuer (then known as Pauley Petroleum Inc.), on January 19, 1988, the Issuer issued 10,000,000 shares of Common Stock to Hondo Company in exchange for Hondo Company's transfer to the Issuer of all of the outstanding stock of Hondo Oil & Gas.

                          (ii) During the period from  December 21, 1987 through
January 8, 1988, Hondo Company purchased an aggregate of 121,000 shares of Common Stock in open market transactions at prices ranging from $14.50 to $18.00 (or an aggregate of approximately $2,083,000).

                          (iii) On January 19,  1988,  Hondo  Company  purchased
350,000 shares of Common Stock at $20.00 per share (or an aggregate of $7,000,000) from William R. Pagen under a Stock Purchase and Option Agreement dated as of December 14, 1987 executed by Mr. Pagen on January 19, 1988. The Stock Purchase and Option Agreement also granted Hondo Company an option to purchase up to an additional 120,000 shares of Common Stock from Mr. Pagen, which option expired unexercised on January 19, 1988.

                          (iv) On April 3, 1995,  99,113  and  89,967  shares of
Common  Stock  were  issued  by  the  Issuer  to  Lonrho  Plc  and   Thamesedge,
respectively, in payment of interest of $1,201,749.50 and $1,090,850.52, respectively, for the six months ended April 1, 1995 on certain indebtedness owed to them by the Issuer, which interest may be paid if agreed between them in Common Stock of the Issuer. See paragraph (b) in Item 6.

                          (v) On October 5,  1995,  65,431 and 55,941  shares of
Common  Stock  were  issued  by  the  Issuer  to  Lonrho  Plc  and   Thamesedge,
respectively, in payment of interest of $1,275,911.70 and $1,090,850.52, respectively, for the six months ended October 1, 1995 on certain indebtedness owed to them by the Issuer. See paragraph (b) in Item 6.

                          (vi) On April 1, 1996,  197,944 shares of Common Stock
were issued by the Issuer to Thamesedge in payment of interest of $2,375,329 for the six months ended April 1, 1996 on certain indebtedness owed to Thamesedge by the Issuer. See paragraph (b) in Item 6.

             Funds used by Hondo Company for the purchases of the Issuer's Common Stock from Mr. Pagen and on the open market were borrowed from Union Bank under a Revolving Credit Agreement dated January 12, 1988 (which, as amended to date, is hereinafter referred to as the "Revolving Credit Agreement").



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CUSIP No. 438138-10-9          Page 9 of 28 Pages

             (b) The following intercompany transfers of Common Stock have been made among the Reporting Persons:

                          (i) On May 9, 1996, the 164,544 shares of Common Stock
then owned by Lonrho Plc were  transferred  to Thamesedge.

                          (ii) On September 27, 1996, Hondo Company  transferred
an aggregate of 275,000 shares of Common Stock to Thamesedge.

             (c) The following dispositions of Common Stock to third parties have been made by the Reporting Persons:

                          (i) Since  September 14, 1992,  Hondo Company has sold
an aggregate of 320,800 shares of the Issuer's Common Stock under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and under a Registration Statement filed under the Securities Act by the Issuer on behalf of Hondo Company.

                          (ii)  On  May  14,  1996,  Hondo  Company  transferred
60,000, 20,000 and 20,000 (an aggregate of 100,000) shares of the Issuer's Common Stock to Robert O. Anderson, Robert B. Anderson and W. Phelps Anderson (collectively, the "Anderson Family"), respectively, in partial redemption of the Anderson Family's interest in Hondo Company pursuant to a Second Amendment to Revised Settlement Agreement among Lonrho Plc, Lonrho, Inc., Scottsdale Princess, Inc. and the Anderson Family. See paragraph (c) in Item 6.

                          (iii)  On May  31,  1996,  Hondo  Company  transferred
14,000 shares of Common Stock to a former employee in settlement of certain litigation.

             (d) On October 3, 1994, Lonrho Plc purchased from Union Bank for $40,000,000, and received an assignment of, all of Union Bank's rights and obligations under the Revolving Credit Agreement, the related Promissory
Note issued by Hondo Company thereunder (the "Note"), the Pledge Agreement dated July 24, 1990 between Hondo Company and Union Bank (the "Pledge Agreement") and the guarantees of Lonrho Plc and Robert O. Anderson of Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement. The Pledge Agreement secured Hondo Company's obligations under the Revolving Credit Agreement, the Note and the Pledge Agreement by a pledge of all shares of Common Stock of the Issuer then or thereafter owned by Hondo Company. Lonrho Plc obtained the funds used to consummate the purchase from borrowings under available lines of credit from Lloyd's Bank.

             On March 29, 1996, the indebtedness of Hondo Company to Lonrho Plc was assigned to Thamesedge and, accordingly, all rights of Lonrho Plc are now rights of Thamesedge.

CUSIP No. 438138-10-9          Page 10 of 28 Pages

             The Revolving Credit Agreement entitled Hondo Company to borrow up to $55,000,000 but required it to limit the aggregate unpaid principal amount of loans to be outstanding from October 1, 1992 until September 30, 1993 to $50,000,000 and thereafter until September 30, 1994 to $40,000,000, at which time the remaining unpaid principal balance was to be repaid in full. The Revolving Credit Agreement provides for interest at Union Bank's "Reference Rate" plus 1-1/4% through March 31, 1991, 1-3/4% thereafter through September 30, 1993 and 3% thereafter through September 30, 1994. During any period that the loans are not paid when due, the outstanding principal balance under the Revolving Credit Agreement bears interest at Union's Bank's Reference Rate plus 5-1/4% per annum. There remains outstanding under the Revolving Credit Agreement $40,000,000 principal amount of indebtedness.

             Under the Revolving Credit Agreement Thamesedge is entitled to, among other things, declare all or a portion of the outstanding loans and other amounts payable thereunder to become due and payable.

             Thamesedge reserves the right to declare an "Event of Default" and to exercise its rights and remedies provided under the Pledge Agreement, including selling the pledged shares from time to time and applying proceeds received therefrom to the payment of all obligations of Hondo Company under the Revolving Credit Agreement, Note and Pledge Agreement, inclusive of principal, interest, fees and expenses. Any surplus cash proceeds and any shares not sold after the repayment of such amounts will revert to Hondo Company. In this regard, the Issuer has filed a registration statement under the Securities Act to enable Hondo Company or its pledgee to sell pledged shares. The effect of any such sale will be to reduce the number of shares of Common Stock owned directly by Hondo Company and, through Hondo Company, by Lonrho Plc, Thamesedge and Lonrho, Inc.

Item 4.      Purpose of Transaction.
             ----------------------
             The purpose of the acquisition of the shares of Common Stock by Hondo Company in October 1987 was to acquire control of the Issuer under an arrangement which effectively provided joint control of the Issuer by Lonrho Plc and Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand. The other purchases of the Issuer's Common Stock reflected in Item 3 increased the Reporting Persons' investment and interest in the Issuer's Common Stock. The purpose of the Revised Settlement Agreement, as amended, discussed in paragraph
(c) of Item 6 is to, among other things, vest control of Hondo Company solely in the Reporting Persons and provide a mechanism by which the interest of the Anderson Family in Hondo Company may become a direct interest in a portion of the Issuer's Common Stock held by Hondo Company .

             No Reporting Person has any present plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer (although the Reporting Persons retain the right, which they may exercise at any time or from time to time, in their discretion, to acquire directly shares of Common Stock, including the acquisition by Thamesedge of shares in satisfaction of some or all of Hondo Company's obligations under the Revolving Credit Agreement and additional shares

CUSIP No. 438138-10-9          Page 11 of 28 Pages

of Common Stock from the Issuer in payment of interest on certain obligations of the Issuer to Thamesedge as described in paragraph (b) of Item 6) or the disposition of securities of the Issuer (except that (i) Hondo Company, as owner, and Thamesedge, as pledgee, reserve the right to sell shares covered by a registration statement filed under the Securities Act by the Issuer with respect to 3,609,200 shares of the Issuer's Common Stock, and (ii) Thamesedge reserves the right to sell shares covered by other registration statements filed under the Securities Act by the Issuer with respect to shares of the Issuer's Common Stock issued by the Issuer in payment of interest on certain indebtedness owed it by the Issuer; (iii) under the Revised Settlement Agreement, as amended, discussed in paragraph (c) of Item 6, certain shares owned by Hondo Company are expected to be transferred to the Anderson Family as their interests in Hondo Company are redeemed and (iv) all shares owned by the Reporting Persons could also be sold pursuant to Rule 144 under the Securities Act or another exemption from the registration provisions of the Securities Act), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (although Thamesedge reserves the right to enforce the rights under certain mortgages securing certain loans made to the Issuer discussed in paragraph (b) of Item 6), (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except that the Revised Settlement Agreement provides for Hondo Company to support Robert O. Anderson's election as a director of the Issuer for five years from December 19, 1995; however, Mr. Anderson has resigned as a director of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer,
(f) any other material change in the Issuer's  business or corporate  structure,
(g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

             Lonrho Plc has announced that it intends to restructure its operations, which may entail the divestiture of certain assets. Accordingly, Lonrho Plc reserves the right to divest itself of all or part of its investment in any of the Issuer's direct or indirect controlling stockholders or cause its subsidiaries to divest themselves of all or part of their investment in the Issuer.

Item 5.      Interest in Securities of the Issuer.
             ------------------------------------

             Because of their ownership structure, the Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act, and each of the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,544,598 shares of Common Stock of the Issuer, representing, based on the 13,776,194 shares of Common Stock which were issued and outstanding on August 9, 1996 as

CUSIP No. 438138-10-9          Page 12 of 28 Pages

reflected in the Issuer's Quarterly Report on Form 10-Q for the nine months ended June 30, 1996, approximately 76.5% of the outstanding shares of the Issuer's Common Stock.

             Hondo Company is the owner of record of 9,761,200 (70.9%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares. The shareholders of Hondo Company and their approximate respective percentages of Hondo Company as of September 30, 1996 are set forth below:

                                                         Percentage of
                                                         Hondo Company
             Hondo Company Shareholders                  Common Stock
             --------------------------                  ------------

                       Lonrho, Inc.                          76.6%
                       The Anderson Family                   23.4%

             Lonrho, Inc., by virtue of its 76.6% ownership of Hondo Company, may be deemed to have shared voting and dispositive power over the 9,761,200 (70.9%) of the Issuer's outstanding Common Stock owned of record by Hondo Company.

             Thamesedge is the owner of record of 783,396 (5.7%) of the Issuer's outstanding Common Stock and, therefore, may be deemed to have sole voting and dispositive power over such shares and, by virtue of its ownership of Lonrho, Inc. as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over the 9,761,200 (70.9%) of the Issuer's outstanding Common Stock owned of record by Hondo Company.

             Lonrho Plc, by virtue of its ownership of Thamesedge as a wholly-owned subsidiary, may be deemed to have shared voting and dispositive power over all 10,544,596 (76.5%) of the Issuer's outstanding Common Stock which may be deemed beneficially owned by Thamesedge, Lonrho, Inc.
and Hondo Company.

             On June 10, 1996, the interest of Scottsdale Princess, Inc. in Hondo Company was transferred to Lonrho, Inc., and Scottsdale Princess Inc. ceased having any direct or indirect interest in the Issuer's capital stock and, accordingly, is no longer a Reporting Person.

           See paragraph (c) of Item 6 with respect to the rights of the Anderson Family to require Hondo Company to redeem, and the right of Hondo Company to redeem, the Anderson Family's remaining interest in Hondo Company in exchange for 1,100,000 shares of the Issuer's Common Stock owned by the Anderson Family.

CUSIP No. 438138-10-9          Page 13 of 28 Pages

Item 6.      Contracts, Arrangements, Understandings or Relationships with
             -------------------------------------------------------------
             Respect to Securities of the Issuer.
             ------------------------------------

             (a) Reference is made to Item 3 above for information with respect to the Pledge Agreement between Hondo Company and Union Bank relating to shares of the Issuer's Common Stock owned by Hondo Company which pledge was assigned by Union Bank to Lonrho Plc. On March 29, 1996, the indebtedness of Hondo Company secured by this pledge was assigned by Lonrho Plc to Thamesedge and, accordingly, Thamesedge became the pledgee of such shares.

             (b) The Issuer has, at times, incurred indebtedness to Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc. On March 29, 1996, all of the Issuer's indebtedness to Lonrho Plc was assigned to Thamesedge and, accordingly, such amounts are now due Thamesedge.

                          (i) On  November  30,  1988,  Thamesedge  purchased  a
$75,000,000 13.5% Senior Note, due in 1998, from the Issuer in a private placement. In December 1995, Thamesedge agreed to extend the mandatory redemption dates of the notes to November 1, 1997 and November 1, 1998, with one half of the aggregate principal amount outstanding on November 1, 1997 due on each such date, plus accrued interest. The Note is secured by a mortgage on certain real estate owned by the Issuer. At September 30, 1996, the outstanding principal amount due on this Note was $36,361,000 (including , as discussed below, accrued interest added to principal).

                          (ii) On  September  1,  1991,  November  1,  1991  and
December 20, 1991, Lonrho Plc, Thamesedge and other affiliates of Lonrho Plc loaned the Issuer an aggregate of $32,000,000. At the time the loans were made the interest rate was similar to that applicable to the Issuer's former working capital loan with a bank for its refining and marketing operations. On October 18, 1994, the Company paid Lonrho Plc $5,000,000 to repay a portion of the loans made in calendar 1991. At the same time, Lonrho provided a $5,000,000 loan facility to the Issuer, upon similar terms as these loans. In December 1995, the lenders agreed to extend the maturity date of these loans to October 1, 1997. This Note is secured by a mortgage on certain real estate owned by the Issuer. At September 30, 1996, the outstanding principal amount due on this Note and the loan facility was $36,200,000 (including, as discussed below, accrued interest added to principal).

                          (iii) On April  30,  1993,  Lonrho  Plc  loaned to the
Issuer an additional $3,000,000 and, as security, the Issuer granted to Lonrho Plc a mortgage on certain real property. An additional $277,000 of accrued interest on this loan has been added to principal. On June 25, 1993, Lonrho Plc and Thamesedge agreed to loan the Issuer an additional $4,000,000 (all of which has been advanced) and, as security, the Issuer granted to Lonrho Plc a mortgage on certain other real property. An additional $271,000 of accrued interest on this loan has been added to principal. In December 1995, the lenders agreed to extend the maturity of each note so that each is payable on the earlier of (i) the sale of the property securing the respective note or (ii) in ten semi-annual installments commencing on October 1, 1997.

CUSIP No. 438138-10-9          Page 14 of 28 Pages

                          (iv)  Thamesedge  and the Issuer have  entered  into a
Revolving Credit Agreement dated as of June 28, 1996, under which the Issuer may borrow up to $13.5 million from Thamesedge until June 30, 1997, when the outstanding principal balance of loans made under the facility are to be repaid. The Revolving Credit Agreement also provides for potential mandatory prepayments from "free cash flow", as defined. Loans bear interest at the rate of 13% per annum. While no borrowings were outstanding under this line of credit on September 30, 1996, in October 1996, the Issuer borrowed $4,000,000 under this line of credit.

             On December 18, 1992, Lonrho Plc and Thamesedge agreed to defer interest and certain principal payments on loans then outstanding. On December 18, 1993, Lonrho Plc and Thamesedge agreed to add accrued interest at September 30, 1993 to principal and reduce the interest rate on each of the loans to 6% per annum effective September 30, 1993 and defer principal payments on the loans. As consideration for the deferral of interest and principal payments, on December 18, 1992, the Issuer granted Lonrho Plc a 5% share of the Issuer's net profits, as defined, under the Opon Association Contract pursuant to which a wholly-owned subsidiary of the Issuer is participating in the exploration and development of oil and gas in the Middle Magdalena Basin, about 125 miles north of Bogota, Columbia. Following the final payment of the foregoing indebtedness, Lonrho Plc's share of such net profits will be decreased by one-half. Lonrho Plc may transfer to Thamesedge its rights in and to such share of the Issuer's net profit.

             Thamesedge (and Lonrho Plc with respect to indebtedness assigned to Thamesedge) and the Issuer have agreed that, if the Issuer does not have sufficient cash resources to pay interest on any of the foregoing indebtedness when due, then the Issuer may offer to pay such interest in shares of its Common Stock valued at their market price on the day the interest is due. Thereupon Thamesedge may either accept such offer or add the amount of interest then due to the remaining outstanding principal balance of the applicable obligation. See
Item 3 for information concerning shares of the Issuer's Common Stock that have been issued to Lonrho Plc and Thamesedge pursuant to this arrangement.

             (c) On December 20, 1995, the Reporting Persons (other than Thamesedge) and Scottsdale Princess, Inc. and the members of the Anderson Family entered into a Revised Settlement Agreement (as amended on January 5, 1996 and May 14, 1996, the "Revised Settlement Agreement") to replace a Settlement Agreement dated August 23, 1995 between them. The following summary of the Revised Settlement Agreement is qualified in its entirety by reference thereto (which appears as Exhibits 10 and 11 to Amendment No. 2 to this Schedule and Exhibit No. 12 to this Amendment No. 3). Under the Revised Settlement Agreement, on January 5, 1996, among other things, (i) Scottsdale Princess, Inc. exercised its right under the Option Agreement dated as of July 6, 1993 between Robert O. Anderson and Scottsdale (and reported in the Original Schedule 13D) to acquire 25% of the issued and outstanding Common Stock of Hondo Company from Mr. Anderson, increasing the then ownership of the Reporting Persons in Hondo Company to 75% and decreasing the ownership interest of the Anderson Family in Hondo Company to 25% (the interest of Scottsdale Princess, Inc. in Hondo Company was subsequently transferred to Lonrho, Inc.); (ii) the Shareholders'

CUSIP No. 438138-10-9          Page 15 of 28 Pages

Agreement dated October 17, 1986 among Lonrho, Inc., the Anderson Family and Hondo Company, which (while not directly related to the Issuer's Common Stock held by Hondo Company) required Lonrho, Inc., on the one hand, and the Anderson Family, on the other hand, to designate an equal number of directors of Hondo Company, became null and void, thus enabling Lonrho, Inc. (as majority shareholder of Hondo Company) to elect all of Hondo Company's directors and control Hondo Company's policies; and (iii) the Anderson Family agreed that their 25% interest in Hondo Company was to be exchanged for 1,200,000 shares of Common Stock of the Issuer which they, acting solely through Robert O. Anderson, would have the right to call at the rate of 400,000 shares annually for three consecutive years beginning January 5, 1997 against delivery to Hondo Company for redemption of one-third annually of their aggregate 25% interest in Hondo Company, while Hondo Company has the right, beginning January 5, 1999, to put to the Anderson Family so much of the 1,200,000 registered shares of Common Stock of the Issuer which the members of the Anderson Family have not previously required Hondo Company to transfer in exchange for their remaining interest in Hondo Company; and (iv) Hondo Company agreed to support Robert O. Anderson's election as a director of the Issuer for five years from December 20, 1995; however, Mr. Anderson subsequently resigned as a director of the Issuer. Hondo Company has agreed to cause the Issuer to file a registration statement (or a post-effective amendment to an existing registration statement) under the Securities Act covering the resale of the Issuer's shares of Common Stock deliverable to the Anderson Family (or a pledgee of the Anderson Family), and use its best efforts to cause such registration statement to be declared effective no later than January 5, 1997 and to maintain such registration statement until January 5, 2000.

             On May 14, 1996, the parties to the Revised Settlement Agreement entered into a Second Amendment to Revised Settlement Agreement among the parties to the Revised Settlement Agreement pursuant to which, among other things, Hondo Company redeemed from the Andersons approximately 1/12 of the Andersons' 25% interest in Hondo Company in exchange for 100,000 shares of Common Stock owned by Hondo Company.

Item 7.      Material to be filed as Exhibits.
             --------------------------------

1.+ Agreement, dated October 21, 1996 between the Reporting Persons with respect to their joint filing of this statement.

2(a) Power of Attorney dated October 6, 1994 executed by Lonrho Plc in favor of John F. Price and Rudolph H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

2(b)*        Power of Attorney dated January 8, 1996 executed by Thamesedge Ltd.
             in favor of John F. Price and Rudolf H. Funke with respect to the execution of the Schedule 13D, including all amendments thereto.

3. Assignment Agreement dated as of October 3, 1994 between Union Bank and Lonrho Plc.

CUSIP No. 438138-10-9          Page 16 of 28 Pages

4. Second Amended and Restated Revolving Credit Agreement between The Hondo Company and Union Bank, including as exhibits thereto the forms of the Note, the Pledge Agreement and the Guarantees of Lonrho Plc and Robert O. Anderson.

5.           Shareholders'  Agreement dated October 17, 1986 by and among Robert
             O. Anderson, Robert B. Anderson, W. Phelps Anderson, Lonrho, Inc. and The Hondo Company (then known as The Diamond A Cattle Company).

6.           Option  Agreement  dated  as of  July 6,  1993  between  Robert  O.
             Anderson and Scottsdale Princess, Inc.

7. Net Profits Share Agreement dated December 18, 1992, among the Company, Lonrho Plc and Thamesedge, Ltd.

8. Letter Agreement dated December 17, 1993, by and among the Company, Via Verde Development Company, Newhall Refining Co., Inc., Lonrho Plc and Thamesedge, Ltd.

9.+ Settlement Agreement dated August 23, 1995 between the Reporting Persons (other than Thamesedge Ltd. and Hondo Company).

10.* Revised Settlement Agreement dated December 20, 1995 between the Reporting Persons (other than Thamesedge) and the Anderson Family.

11.* First Amendment dated January 5, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

12.+ Second Amendment dated May 14, 1996 to the Revised Settlement Agreement between the Reporting Persons (other than Thamesedge), Scottsdale Princess, Inc. and the Anderson Family.

---------------------------------------
+     Filed with Amendment No. 1 to the Schedule 13D.

*     Filed with Amendment No. 2 to the Schedule 13D.

+     Filed herewith.

             All other exhibits were filed with the original Schedule 13D. All exhibits, other than those filed herewith, are incorporated herein by reference thereto.

CUSIP No. 438138-10-9          Page 17 of 28 Pages

                                   SIGNATURES

             After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 28, 1996
                                                Lonrho Plc


                                                By:  /s/ John F. Price
                                                   --------------------------
                                                     John F. Price
                                                     Under Power of Attorney
                                                     dated October 6, 1994

                                                Thamesedge Ltd.


                                                By:  /s/ John F. Price
                                                   --------------------------
                                                     John F. Price
                                                     Under Power of Attorney
                                                     Dated: January 8, 1996


                                                Lonrho, Inc.


                                                By:  /s/ John F. Price
                                                   --------------------------
                                                     John F. Price, President


                                                The Hondo Company


                                                By:  /s/ John F. Price
                                                   --------------------------
                                                     John F. Price, President

CUSIP No. 438138-10-9          Page 18 of 28 Pages

                                   APPENDIX A
                                   ----------

I.           Lonrho Plc
             ----------

             Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho Plc.

 Name and             Principal
 Position held        Occupation
 with Lonrho Plc      or Employment           Business Address     Citizenship
 ---------------      -------------           ----------------     -----------

Sir John Leahy,         Chairman           Four Grosvenor Place   United Kingdom
  K.C.M.G.              Lonrho Plc         London, SW1X 7DL,
Chairman                                    England

D. Bock                 Managing           Four Grosvenor Place   Germany
Managing                 Director and      London, SW1X 7DL,
Director and             Chief Executive    England
 Chief Executive        Lonrho Plc

S.E. Jonah              Director           Four Grosvenor Place   Ghana
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

N.J. Morrell            Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

J.L. Platts-Mills       Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

R.E. Whitten            Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

Terence Wilkinson       Director           Four Grosvenor Place   South Africa
Director                Lonrho Plc         London, SW1X 7DL,
                                            England

CUSIP No. 438138-10-9          Page 19 of 28 Pages


 Name and             Principal
 Position held        Occupation
 with Lonrho Plc      or Employment           Business Address     Citizenship
 ---------------      -------------           ----------------     -----------

M.J. Pearce             Company Secretary  Four Grosvenor Place   United Kingdom
Company Secretary       Lonrho Plc         London, SW1X 7DL,
                                             England


Peter Harper            Director-          Four Grosvenor Place   United Kingdom
Non-Executive           Parliamentary      London, SW1X 7DL,
 Independent Director     Affairs            England
                        Hanson Plc

Stephen Walls           Chairman           Four Grosvenor Place   United Kingdom
Non-Executive           Albert Fisher      London, SW1X 7DL,
 Independent Director     Group Plc          England

CUSIP No. 438138-10-9          Page 20 of 28 Pages

II.          Thamesedge Ltd.
             ---------------

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Thamesedge.


 Name and             Principal
 Position held        Occupation
 with Thamesedge      or Employment           Business Address     Citizenship
 ---------------      -------------           ----------------     -----------


R.E. Whitten            Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

N.J. Morrell            Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

J.L. Platts-Mills       Director           Four Grosvenor Place   United Kingdom
Director                Lonrho Plc         London, SW1X 7DL,
                                             England

CUSIP No. 438138-10-9          Page 21 of 28 Pages

III.         Lonrho Inc.
             -----------

             Set forth below are the name, present principal occupation or employment, business address and citizenship of each director and executive officer of Lonrho, Inc.

 Name and             Principal
 Position held        Occupation
 with Lonrho Inc.     or Employment           Business Address     Citizenship
 ----------------     -------------           ----------------     -----------

John F. Price          President             805 Third Avenue     United States
President and          Princess Hotels       New York, New York
  Director              International, Inc.  10022

James E.M. Evans       Vice President-       805 Third Avenue     United States
Vice President-Finance  Finance              New York, New York
  and Treasurer        Princess Hotels       10022
                        International, Inc.

Rudolph H. Funke       General Counsel       805 Third Avenue     United States
Secretary              Princess Hotels       New York, New York
                        International, Inc.  10022

R.E. Whitten           Director              Four Grosvenor Place United Kingdom
Director               Lonrho Plc            London, SW1X 7DL,
                                              England

Vincent Carrozza       Regional Vice         P.O. Box 1351        United States
Director                President            Acapulco, GRO
                       Princess Hotels       39300 Mexico
                        International, Inc.

CUSIP No. 438138-10-9          Page 22 of 28 Pages

IV.          Hondo Company
             -------------

             Set forth below are the names, present principal occupation or employment, business address and citizenship of each director and executive officer of Hondo Company.

 Name and             Principal
 Position held        Occupation
 with Hondo Company   or Employment           Business Address     Citizenship
 ------------------   -------------           ----------------     -----------

John F. Price         President            805 Third Avenue       United States
President and         Princess Hotels      New York, New York
 Director                                    10022

Richard W. Reese      Vice President       410 East College Blvd. United States
Vice President        Hondo Company        Roswell, New Mexico

S.H. Cavin            Counsel              410 East College Blvd. United States
Secretary             Hondo Company        Roswell, New Mexico

D. Bock               Managing Director    Four Grosvenor Place   Germany
Managing               and Chief           London, SW1X 7DL,
 Director              Executive             England
                      Lonrho Plc

R.E. Whitten          Director             Four Grosvenor Place   United Kingdom
Director              Lonrho Plc           Four Grosvenor Place
                                           London, SW1X 7DL,
                                             England

CUSIP No. 438138-10-9          Page 23 of 28 Pages

                                                                       EXHIBIT 1
                                                                       ---------

             The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.

Dated:   October 21, 1996
                                            Lonrho Plc


                                            By:        /s/ John F. Price
                                               ----------------------------
                                                        John F. Price
                                                        Under Power of Attorney
                                                        dated October 6, 1994

                                            Thamesedge Ltd.


                                            By:        /s/John F. Price
                                               ----------------------------
                                                        John F. Price
                                                        Under Power of Attorney
                                                        Dated January 8, 1996


                                            Lonrho, Inc.


                                            By:        /s/ John F. Price
                                               ----------------------------
                                                        John F. Price, President


                                            The Hondo Company.


                                            By:        /s/ John F. Price
                                               ----------------------------
                                                        John F. Price, President

CUSIP No. 438138-10-9          Page 24 of 28 Pages

                                                                      EXHIBIT 12
                                                                      ----------

                SECOND AMENDMENT TO REVISED SETTLEMENT AGREEMENT


           This Second Amendment entered into this 14th day of May 1996 ("the Second Amendment") to the Revised Settlement Agreement dated December 20, 1995, between Lonrho Plc ("Lonrho"), Lonrho, Inc. ("LI"), Scottsdale Princess, Inc. ("SPI") (Lonrho, LI and SPI being collectively hereafter referred to as "The Lonrho Group"), Robert O. Anderson ("ROA"), W. Phelps Anderson ("WPA") and Robert B. Anders ("RBA") (ROA, WPA and RBA being collectively referred to as "The Andersons") and The Hondo Company ("Hondo") the Lonrho Group, The Andersons and Hondo being collectively hereafter referred to as "the parties").

           WHEREAS, on August 23, 1995, the parties entered into a Settlement Agreement whereby the parties resolved all matters then pending between them;

           WHEREAS, on December 20, 1995 the parties entered into a Revised Settlement Agreement (the "Revision") that superseded the Settlement Agreement in all respects;

           WHEREAS, on January 5, 1996 the parties entered into a First Amendment (the "First Amendment") (the Settlement Agreement, Revision and the First Amendment being hereinafter collectively referred to as the "Agreement"); and

           WHEREAS, the parties now desire to further amend certain provisions of the Agreement to allow for a redemption by The Andersons of a portion of their Hondo shares for shares of common stock of Hondo Oil & Gas ("HOG") earlier than otherwise provided by said Agreement.

NOW THEREFORE the parties hereto agree as follows:

CUSIP No. 438138-10-9          Page 25 of 28 Pages

1) Definitions. All terms used, but not defined herein, shall have the meaning ascribed to them in the Agreement.

2) Advance of 100,000 HOG Shares. Notwithstanding the provisions of Section 8 of the Revision, The Andersons have requested that Hondo now distribute to them 100,000 common shares of HOG out of the 400,000 shares of HOG callable by the Andersons on the 1st anniversary of the Agreement Closing in redemption of 172 shares of Hondo common stock.

            The allocation of the 100,000 common shares of HOG to be delivered to The Andersons shall be as follows:

                                                        Percentage of
Transferee                # of HOG Shares            The Anderson Shares
----------                ---------------            -------------------
ROA                            60,000                     5.000
RBA                            20,000                     1.667
WPA                            20,000                     1.667
                               ------                     -----
                              100,000                    8.334

            The shares shall be distributed as soon as practicable. The HOG shares will be (i) delivered to the Andersons against delivery of the Hondo shares referred to in Section 3 hereof as soon as practical after the date of this agreement and in no event later than May 31, 1996; (ii) based on information and belief, fully paid, non-assessable, and free and clear of any liens or encumbrances whatsoever, which liens and encumbrances, to the extent held by Lonrho Plc or any of its affiliates, are hereby released against delivery of the Hondo shares referred to in
      Section 3 hereof; (iii) registered by HOG for resale by Hondo with the

CUSIP No. 438138-10-9          Page 26 of 28 Pages

      Securities and Exchange Commission under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-3 (Registration No. 33-52496), a copy of which has been delivered to each of the Andersons and as to which no representations are made by Hondo or its affiliates (except for HOG); and (iv) free from any restrictive legends and any stop-transfer instructions, except with respect with certificates delivered to ROA in the event he is deemed to be an affiliate of HOG. The Andersons agree that any resales of the HOG shares received hereunder will be in compliance with the Securities Act of 1933, as amended, or an exemption therefrom.

3) Transfer of Shares of Hondo. The consideration for the delivery of the shares described above shall be the simultaneous transfer to, and redemption by, Hondo from The Andersons or an equivalent percentage of the shares of Hondo (from the shares of Hondo which were to be delivered by The Andersons) as if The Andersons had exercised their call of HOG shares on the 1st anniversary of the Agreement Closing as follows:

                                                            Percentage of
                                                            The Anderson
      Transferee              # of HOG Shares               Shares Redeemed
      ----------              ---------------               ---------------
         ROA                       104                           5.031
         RBA                        34                           1.644
         WPA                        34                           1.644
                                  ----                           -----
                                   172                           8.319

            The Hondo shares will be (i) delivered to Hondo against delivery of the HOG shares referred to in Section 2 hereof as soon as practical after the date of this agreement and in no

CUSIP No. 438138-10-9          Page 27 of 28 Pages

      event later than May 31, 1996; and (ii) based on  information  and belief,
      fully  paid,   non-assessable,   and  free  and  clear  of  any  liens  or
      encumbrances whatsoever.

4) Closing. The Andersons shall deliver the Hondo shares to be redeemed, and Lonrho shall deliver the HOG shares (which it is holding as pledgee) to be transferred by Hondo to Charles McDaniel, Esq., at Hondo Oil & Gas, 10375 Richmond Avenue, Suite 900, Houston, TX 77042, who is instructed (upon receipt of both the Hondo shares and HOG shares) to forward the certificates evidencing the Hondo shares to the Secretary of Hondo and the HOG shares to the transfer agent for the Common Stock of HOG for transfer in accordance with the terms of this agreement and reissuance of any balance certificate to any party who delivers a certificate covering more than the number of shares being transferred by him or it hereunder.

5) Adjustments. The fractional difference between the number of HOG shares being delivered to The Andersons and the number of Hondo shares being delivered to Hondo shall be adjusted to accomplish the intent of the Agreement to the extent practicable as and when HOG shares are subsequently transferred upon the exercise of either the put or the call so that if all of the calls are exercised by ROA or the Hondo Put is exercised by Hondo, then by either of these events The Lonrho Group will have acquired 100% of the outstanding shares of Hondo.

6)    Loan of HOG Shares.  On delivery  of the 100,000 HOG shares  described  in
      Section 2 above, the obligation under Section 15 of the Revision to lend up to 800,000 registered shares to The Andersons is reduced to 700,000 registered shares of HOG.

7) Ratification. Except as specifically modified by this Second Amendment, the Agreement continues unchanged and in full force and effect. In the event of any conflict between the

CUSIP No. 438138-10-9          Page 28 of 28 Pages

      terms of the Agreement and this Second Amendment, the terms of this Second Amendment shall prevail.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written:

The Lonrho Group:                            The Anderson Group:
Lonrho Plc                                   R.O. Anderson
By   /s/ Robert E. Whitten                   /s/ Robert O. Anderson
   -------------------------               -------------------------
Lonrho, Inc.                                 W. Phelps Anderson
By  /s/ John F. Price                        /s/ W. Phelps Anderson
   -------------------------               -------------------------

Scottsdale Princess, Inc.                    Robert B. Anderson By:
By  /s/ John F. Price                        /s/ W. Phelps Anderson
   -------------------------               -------------------------
                                             Attorney-in-Fact

                               The Hondo Company:

                               By /s/ Robin E. Whitten
                                 -------------------------